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                          April 13, 2021

       Rodney N. Rushing
       Chief Executive Officer
       REV Group, Inc.
       245 South Executive Drive, Suite 100
       Brookfield, WI 53005

                                                        Re: REV Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 9,
2021
                                                            File No. 333-255153

       Dear Mr. Rushing:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Derek J. Dostal, Esq.